Miller Corporate Center
150 North Orange Grove Boulevard
Pasadena, California 91103
Phone	626 304-2000
Fax	626 304-2251
www.averydennison.com

September 8, 2011

FILED VIA EDGAR; ORIGINAL SENT VIA UPS

Securities and Exchange Commission
Division of Corporation Finance 100 F Street, NE Washington, DC 20549 Attention: John Reynolds Assistant Director

Re:	Avery Dennison Corporation Form 10-K for Fiscal Year Ended January 1, 2011 Filed February 28, 2011;
DEF 14A for Annual Meeting on April 28, 2011
Filed March 17, 2011
File No. 001-7685

Ladies and Gentlemen:

We confirm receipt of the letter dated August 22, 2011 from the staff of the Securities and Exchange Commission (the “Staff”) with respect to the above-referenced filings. We have commenced obtaining information in preparation for a response to the Staff’s letter, but will need additional time beyond the ten business-day period referred to in the letter to prepare an appropriate response. Accordingly, we respectfully advise the Staff that we currently expect to submit our response on or before September 30, 2011. We have been advised by Erin Wilson, examiner, that this extension has been approved by the Director.

Please do not hesitate to contact me at (626) 304-2180 if you have any questions or need additional information.

Sincerely,

/s/ Vikas Arora

Vikas Arora
Vice President, Assistant General Counsel and Assistant Secretary

cc:	Dean A. Scarborough
Susan C. Miller
Scott Hodgkins, Latham & Watkins LLP